SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding report on payments to governments for 2018 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on June 2, 2019; and

2.          A copy of monthly return of equity issuer on movements in securities of the Registrant, submitted by the Registrant on June 2, 2019.

Document 1

China Petroleum & Chemical Corporation
Report on Payments to Governments for 2018
1.	Introduction
Section 4.3А of the UK Disclosure Rules and Transparency Rules (DTR 4.3А) requires the extractive sector companies whose transferable securities are admitted to trading on a regulated market to publicly disclose payments made to the governments of those countries where they carry out extractive operations.
DTR 4.3А apply without limitation to companies incorporated outside the UK but that have transferable securities traded on the London Stock Exchange (LSE).
China Petroleum & Chemical Corporation (Sinopec Corp.) consolidated Report on payments to governments for 2018 (the Report) is presented below pursuant to DTR 4.3А. It includes Payments made by Sinopec Corp.’s Extractive Companies as defined below, for the benefit of each government in the countries in which these companies carry out their activities. The Report also provides details on the total amount of such payments by type, specific project and government paid.
Where the amount of payment made during the period for a specific project or country are less than £86,000 or the equivalent amount in another currency, such payment is not disclosed in the Report.
2.	Reporting principles
Definitions
Extractive Companies: China Petroleum & Chemical Corporation and its subsidiaries whose activities consist, in whole or in part, of the exploration, prospection, discovery, development and extraction of minerals, crude oil and natural gas, amongst others, fully consolidated by Sinopec Corp. in accordance with International Financial Reporting Standards (IFRS).
Payment: a single payment or multiple interconnected payments, whether in money or in kind, for extractives activities.
The payment types included in this Report:
Production Entitlement: host Government’s share of production. This payment is generally made in kind. For the financial year of 2018, there were no reportable Production Entitlement payments to Governments.
Taxes: taxes and levies paid on income, production or profits, excluding taxes levied on consumption such as value added tax, personal income taxes and sales taxes. Regarding taxes paid in the People's Republic of China (PRC), the Report includes Income Tax, Special Oil Income Levy and Resource Tax.

Royalties: products or monetary value payment for the mining rights to extract oil and gas resources.
Dividends: dividends paid to host Government, other than dividends paid to Government as an ordinary shareholder unless they are paid in lieu of a production entitlement or royalty. For the financial year of 2018, there were no reportable Dividend payments to Governments.
Signature, Discovery and Production Bonuses: bonuses paid for and in consideration of signature, discovery, production, awards, grants and transfers of extraction rights; bonuses related to achievement or failure to achieve certain production levels or targets, and the discovery of additional mineral reserves or deposits. For the financial year of 2018, there were no reportable Signature, Discovery and Production Bonuses payments to Governments.
Licence and Other Fees: licence fees, rental fees, entry fees and other considerations for licences and/or concessions that are paid for access to the area where the extractive activities will be conducted. Regarding Licence and other fees paid in PRC, the Report includes Exploration License Fee and Production License Fee.
Infrastructure Improvements: payments for local infrastructure development, including the improvement of infrastructure, except where the infrastructure is exclusively used for operational purposes. For the financial year of 2018, there were no reportable Infrastructure Improvement payments to Governments.
Government: any national, regional or local authority of a country or territory, or any department, agency or undertaking controlled by that authority.
Project: operational activities governed by a single contract, licence, lease, concession or similar legal agreement that form the basis for payment liabilities with a Government. If multiple such agreements are substantially interconnected, they are considered as a single Project.
Reporting currency
All amounts presented in the Report are stated in Reminbi (RMB). Payments made to Governments in US Dollars were translated into the equivalent RMB amount using an average exchange rate during the reporting period of 2018.
In-kind payments
Production Entitlement and Royalties paid in kind owed to Governments pursuant to legal or contractual provisions (not booked in the Extractive Companies’ accounts pursuant to the accounting standards) are reported in proportion to the interest held in the Project. Payments in kind are estimated at fair value which corresponds to the contractual price of oil and gas, market price (if available) or an appropriate benchmark price. These prices may be calculated on an averaged basis over a given period.

Operatorship
Payments made by the Extractive Companies directly to a Government arising from a Project are reported in the full amount, regardless of whether the Extractive Companies are the Operators. Such payments are reported in the full amount even where the Extractive Companies acting as Operators are proportionally reimbursed by their non-operating venture partners.

3.	Summary Report
Unit: RMB million
Country	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	8,676	8,505	-	171
Angola	671	671	-	-

4.	Reporting by Subsidiary/Project
Unit: RMB million
Subsidiary/Project	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	8,676	8,505	-	171
Sinopec Shengli Oilfield Company	4,008	3,957	-	51
Sinopec Zhongyuan Oilfield Company	788	765	-	23
Sinopec Henan Oilfield Company	285	285	-	-
Sinopec Jianghan Oilfield Company	1,270	1,250	-	20
Sinopec Jiangsu Oilfield Company	276	276	-	-
Sinopec Shanghai Offshore Petroleum Company	57	57	-	-
Sinopec North China Company	358	336	-	22
Sinopec Northwest Oilfield Company	900	900	-	-
Sinopec East China Company	122	122	-	-
Sinopec Northeast Oil and Gas Company	84	78	-	6
Sinopec Southwest Oil & Gas Company	529	481	-	49
Angola	671	671	-	-
Sonangol Sinopec International Limited	671	671	-	-

5.	Reporting by Government
Unit: RMB million
Government	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	8,676	8,505	-	171
Ministry of Finance	1,022	1,022	-	-
State Administration of Taxation	7,483	7,483	-	-
Ministry of Natural Resources	171	-	-	171
Angola	671	671	-	-
Ministry of Finance	671	671	-	-

Document 2

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	31-05-2019

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Petroleum & Chemical Corporation
Date Submitted	02-06-2019

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	00386	Description :	H shares

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		25,513,438,600	1.00	25,513,438,600

Increase/(decrease)		0		0

Balance at close of the month		25,513,438,600	1.00	25,513,438,600

(2) Stock code :	600028	Description :	A shares

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		95,557,771,046	1.00	95,557,771,046

Increase/(decrease)		0		0

Balance at close of the month		95,557,771,046	1.00	95,557,771,046

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	121,071,209,646

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)

Balance at close of preceding month	H shares 25,513,438,600	A shares 95,557,771,046

Increase/ (decrease) during the month	0	0

Balance at close of the month	H shares 25,513,438,600	A shares 95,557,771,046

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer):
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A

( / / )
shares
(Note 1)

2. N/A

( / / )
shares
(Note 1)

3. N/A

( / / )
shares
(Note 1)
		Total A. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed:
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B. (Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed):
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes):
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )
shares (Note 1)

2.	N/A

( / / )
shares (Note 1)

3.	N/A

( / / )
shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital:
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

2. Open offer	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

3. Placing	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

4. Bonus issue			N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

6. Repurchase of shares			N/A	Class of shares repurchased (Note 1)

				Cancellation date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

7. Redemption of shares			N/A	Class of shares redeemed (Note 1)

				Redemption date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

8. Consideration issue	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation			N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

10. Other (Please specify)	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Total E. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III which has not been previously disclosed in a return published under rule 13.25A, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Remarks (if any):

Submitted by:          ______ Huang Wensheng_______________

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :
1.	State the class of shares (e.g. ordinary, preference or other).

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.  Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
●	the securities are of the same nominal value with the same amount called up or paid up;
●
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

●	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: June 3, 2019